Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

SKYBRIDGE G II FUND LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (a)	Fee rate	Amount of Filing Fee (b)

Fees to Be Paid	$3,603,594.33	0.00014760	$531.89

Fees Previously Paid	—	—	—

Total Transaction Valuation	$3,603,594.33

Total Fees Due for Filing			$531.89

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$531.89

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.